UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated November 4, 2010: Paragon Shipping Inc Announces Date for the Release of Third Quarter and Nine Months Ended September 30, 2010 Results, Conference Call and Webcast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 4, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. ANNOUNCES DATE FOR THE RELEASE OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2010 RESULTS, CONFERENCE CALL AND WEBCAST

Earnings Release: Monday, November 15, 2010, After Market Close

Conference Call and Webcast: Tuesday, November 16, 2010, at 10:00am EST

November 4, 2010 – Athens, Greece – Paragon Shipping Inc. (NYSE: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today that it will release its results for the third quarter and nine months ended September 30, 2010, after the market closes in New York on Monday, November 15, 2010. Paragon’s management team will host a conference call to discuss the Company's financial results on Tuesday, November 16, 2010, at 10:00am EST.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the USA), 0(800) 953-0329 (from the UK),+(44) (0) 1452 542 301 (from outside the US) or 0080 044 131 378 (from Greece). Please quote "Paragon."

A replay of the conference call will be available until November 23, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Paragon Shipping website (www.paragonship.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes and containers. The Company’s current fleet consists of eleven drybulk carriers, consisting of eight Panamax drybulk carriers, two Supramax drybulk carriers and one Handymax drybulk carriers with an aggregate capacity of approximately 747,994 dwt and a weighted average age of 7.3 years, as well as two 2010-built containerships with an aggregate capacity of approximately 6,852 TEU. In addition Paragon has agreed to acquire four Handysize and three Kamsarmax newbuilding drybulk carriers expected to be delivered to Paragon between October 2011 and December 2012.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:	Investor Relations / Media
George Skrimizeas Chief Operating Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com